EXHIBIT 77C
           FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
                             (the "Fund")

      On April 20, 2007, the Fund held its Annual Meeting of Shareholders (the "Meeting") for the following purpose: election of Directors of the Fund ("Proposal 1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                             For                Withheld

Common Stock
     Morgan Gust               9,664,221             93,390

Donald F. Crumrine, David Gale, Karen H. Hogan and Robert
F. Wulf continue to serve in their capacities as Directors of the Fund.